AGREEMENT

THIS AGREEMENT made this 22nd day of June, 2018, by and between **BARBARA A. BUSH** as president of **KITEHILL, INC.** and **STEVEN M. MISZKOWICZ** as manager of the ~~**ENTRUST CHICAGO, LLC IRA #24294**~~ MIDLAND IRA, INC (jointly referred to herein as "Seller"), and **GRAMMER ROAD HOLDINGS, LLC** (referred to herein collectively as "Buyer"), WITNESSETH:

RECITALS:

WHEREAS, Seller owns a winery and bed and breakfast at 83 Kite Hill Rd, Carbondale, IL 62903;

WHEREAS, Seller desires to sell and Buyer desires to purchase the assets of the SELLER, including the tangible and intangible property and the real property and improvements, hereinafter referred to the "assets."

NOW THEREFORE, in consideration of the mutual promises contained herein and other good valuable consideration, the receipt, sufficiency, and adequacy of which is hereby acknowledged, the Seller and Buyer, hereinafter collectively referred to as the "Parties", agree as follows:

1. The recitals are incorporated herein and made a part hereof.

2. The Seller agrees to sell to Buyer, and the Buyer agrees to purchase and acquire from Seller the assets consisting of the following:

(a) All furniture, trade fixtures, and equipment owned by Seller and contained in said business;

(b) All inventory, including but not limited to wine, beer, juice and bottles, as further specified on the attached Exhibit B;

(c) All equipment, including coolers, sound equipment and wine making equipment, as further specified on the attached Exhibit B;

(d) All furnishings, including furniture, fixtures and decorations, as further specified on the attached Exhibit B;

(e) The entire business of Kitehill, Inc. and Entrust Chicago LLC IRA #24294, all goodwill, phone numbers, facsimile numbers, websites, signs, social media accounts, emails, networking sites, advertising, trademarks, copyrights, customer lists, and other proprietary property, rights and interests, licenses and permits;

(f) All contracts which Buyer agrees to assume and lists of customers;

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BAB

(g) The following described real estate and all improvements and fixtures associated with Kitehill, Inc. and Entrust Chicago LLC IRA #24294:

SEE ATTACHED EXHIBIT A;

(h) All financial and tax records relating to the business.

(i) The name "Kite Hill Vineyards Bed and Breakfast and Winery", the rights to the winery name that appears on labels and signage, and the rights to all label designs, including photos and names;

(j) Accounts receivable.

(k) Vendor information, including but not limited to all information used for juice, bottles, cartons, cork label supplies, test equipment and any additional provider information; and

(l) Contact information, including but not limited to all contact information used for events.

3. Seller shall retain all personal items of the principals.

4. The Parties agree the sale price represents the value of the business as an ongoing enterprise, and the Parties have agreed the total purchase price shall be ONE MILLION THREE HUNDRED THOUSAND AND 00/100 DOLLARS ($1,300,000.00). Said purchase prices shall be allocated as follows:

(a) ONE MILLION TWO HUNDRED FIFTY THOUSAND AND 00/100 DOLLARS ($1,250,000.00) for the real estate, buildings, equipment, good will, name, and all other tangible and intangible property used in the operation of the business.

(b) FIFTY THOUSAND AND 00/100 DOLLARS ($50,000.00) for the **KITEHILL, INC.**

5. The Parties agree that payments shall be made as follows:

(a) FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($500,000.00) shall be due on or before the closing date of _NOV 30_, 2018, $50,000.00 of which will be utilized to purchase **KITEHILL, INC.**

(b) EIGHT HUNDRED THOUSAND AND 00/100 DOLLARS ($800,000.00) shall be financed by Seller as a first mortgage lienholder on all assets and property being sold. Interest only shall be paid for two years at a rate of 3% per annum, and the entire principal balance shall be due

2

and payable in full on or before two years after the execution of the Note, Mortgage, and Security Agreements.

(c) If the Buyer is unable to obtain an SBA loan or crowd funding source, the Note, Mortgage, and Security Agreement shall be extended for an additional one year period. Interest only shall be paid for such additional one year period. Interest only shall be paid for additional one year at a rate of 6% per annum.

(d) ~~Jim Bush and Barbara Bush, jointly or individually, shall provide consultation/employment to Buyer for a period of two years at a rate of $5,000.00 per month jointly for the parties. If the Buyer is unable to obtain an SBA loan or crowd funding source this consultation/employment period shall extend an additional year. The consultation/employment agreement shall terminate no later than ninety (90) days after the payoff of the indebtedness owed to Jim Bush and Barbara Bush by the Buyer but may be terminated sooner by the Buyer. A separate consultation/employment agreement will be executed by the parties at~~ closing.

6. Buyer shall pay a portion of the purchase price and execute a note, mortgage and security agreement simultaneously with the delivery of the Deed and Bill of Sale. The event shall be called the closing. At closing Seller shall deliver:

(a) The instruments of conveyance described above and the title policy.

(b) All keys or combinations used in connection with the property.

(c) A non-foreign affidavit in a form and substance that meets the requirements of Section 1445 of the Internal Revenue Code.

(d) ALTA statement.

(e) Warranty Bill of Sale as described in Paragraph 3.

(f) Affidavit warranting that all merchandise contained within/on the premises at the date of closing is paid for.

(g) Such other documents as the Title Insurer, Purchaser or Purchaser's attorney may reasonably require to effectuate or further evidence the terms hereof.

(h) A letter of clearance from the Department of Employment Security.

(i) A UCC search of the Illinois Secretary of State records and the records of the Recorder's Office of Jackson County, Illinois demonstrating there are no liens against the fixture, personal property or inventory being sold.

(j) A Bulk Sale Stop Order, but if such is not provided at closing, the parties agree an

3

amount equal to the Seller's last monthly employment tax and sales tax shall be held in escrow by Seller's attorney until the Bulk Sale Stop Order and letter of clearance from the Department of Employment Security is received.

(k)   An executed covenant not to compete and employment contract mutually agreeable to the parties. The covenant not to compete shall provide during a period until ~~two (2)~~ *5 yrs* years after the Closing hereof, Seller will not compete with Buyer, or any other entity or entities controlled by or in control of by the Buyer in the business of wine production or an ~~operation of a winery,~~ vineyard, bed and breakfast, or overnight rentals within a ~~fifty (50)~~ *100 miles* mile radius of the site.

7.   General taxes for the year 2017, and before, shall be paid by the Seller at closing.

8.   General taxes for the year 2018, shall be prorated as of the date of possession based on the amount of the most current tax information. Buyer will be given credit for the prorated amount at closing. Subsequent general taxes shall be assumed by Buyer. All utilities, including telephone bills and telephone advertising, water, gas, electric, any store rent, and any other business-related expenses, shall be the responsibility of Seller until the date of Closing. All meters shall be read by the supplier on the Closing Date, and Buyer shall cause such utilities to be transferred into Buyer's name. Upon closing, all future bills shall be the responsibility of Buyer, who agrees to indemnify Seller and hold Seller harmless therefrom.

9.   Special assessment and special tax installments falling due prior to closing and prior thereto shall be paid by Seller. All special assessment and special tax installments falling due after that date shall be assumed by Buyer.

10.   Seller shall furnish an Owner's Title Guaranty Policy insuring the Buyer with merchantable title in the full amount of the purchase price. The parties shall pay the normal Seller and Buyer expenses for transactions in Jackson County, Illinois with the Seller paying the initial title search fee and the cost of the title insurance. The Buyer will pay the cost of the final search fee and all costs of endorsements. Title may be subject to the following:

(a)   All taxes and special assessments now a lien, levied, or confirmed after the date hereof;

(b)   Building, use, and occupancy restrictions, if any, that not affect Buyer's intended use;

(c)   Zoning laws and ordinances, if any, which do not affect Buyer's intended use;

(e)   Easements of record or in place affecting the premises, if any that do not unreasonably affect the intended use as determined in the sole discretion of the Buyer;

(e)   Conveyances or reservations of coal, minerals, and mining rights, if any, which do not affect Buyer's intended use.

Buyer shall no later than 10 days of prior to the date of closing advise Seller of any claimed defects in title evidence to permit resolution before settlement. If the title defects cannot be remedied to the satisfaction of the Buyer, the Buyer, in the Buyer's sole discretion, can declare the Agreement null and void and the earnest money shall be immediately refunded to the Buyer. Seller shall pay the initial title search charge, the title insurance premium, and the cost of any endorsements. Buyer shall pay the search charge as to the Buyer. Buyer and Seller shall furnish immediately upon request all information legally required for financing or transfer of title, and Seller shall provide proof to Buyer that the premises is free from any mechanics' liens and any UCC Financing Statements.

11. Each party hereto shall pay for the attorneys' fees it incurs in this transaction.

12. The Seller represents, warrants and covenants to the Buyer as follows:

(a) Seller has full power and authority to enter into this Agreement and to perform and observe all conditions, terms and obligations hereunder and to sell, convey and transfer the real estate provided herein.

(b) There are no liens or encumbrances of any kind upon the real estate.

(c) Seller has good and marketable title to the real estate.

(d) Seller warrants that the improvements, equipment and fixtures will be in good working condition at closing.

(e) Seller will be properly licensed to produce and market wine and other liquor at closing and will have the authority to transfer said license or licenses.

(f) There are no suits, claims or other proceedings in law or equity pending, or to Seller's knowledge threatened, against Seller or the assets to be transferred, and there are no judgments outstanding against Seller or the assets to be transferred;

(g) Seller is a corporation in good standing.

(h) All income taxes, employment taxes, sales taxes, and excise taxes due and owing by the Seller have been paid or will be paid immediately following the closing.

13. In case the aforesaid premises and/or improvements and equipment should be injured by fire or otherwise before the delivery of the Deed and Bill of Sale as herein provided, the Buyer shall have the option to declare this Agreement null and void or agree to complete the purchase and receive assignment of the insurance proceeds.

14.   (a)   Should said Seller fail to perform their Agreement promptly on their part at the time and in the manner specified herein, the Buyer's remedy shall be to either terminate this Agreement by delivery of written notice to Seller, or to continue this Agreement and seek specific performance of Seller's obligations hereunder, provided that such action for specific performance must be commenced with 30 days after such default. Seller shall reimburse Buyer for all reasonable legal fees, court costs, and all other reasonable costs of such action.

    (b)   The terms of this Agreement are to apply to and bind the heirs, executors, administrators, successors and assigns of the respective parties, and time is of the essence of the performance hereof.

15.   Seller warrants no notice from any city, village or other governmental authority has been received for any code violation prior to the execution of this Agreement.

16.   Buyer may obtain, at Buyer's expense a certificate that the improvements hereon are free from active termite infestation. Any active termite infestation found in the course of such an inspection may be treated by Seller and any damage to the premises repaired by the Seller, all at Seller's sole expense, or alternatively, Seller may terminate this Agreement.

17.   At a prearranged reasonable time within seven (7) business days, excluding Saturdays, Sundays and federal holidays, prior to date of closing, Buyer shall have the right to inspect the premises and other property sold hereunder to determine that there has been no material change in the condition of the property since the execution of this Agreement. If a material change has occurred the Buyer may void the Agreement and obtain a refund of their earnest money.

18.   If Seller or Buyer so desire, each agree to cooperate with the other, including an Exchanger and/or Facilitator, in an exchange of interest in the subject Property for another property designated by the Seller/Buyer/Exchanger/Facilitator so as to have this transaction qualify for non-recognition of gain under Internal Revenue Code Section 1031. The party requesting the exchange shall bear all costs associated with the exchange. The Seller or Buyer agree to sign all documents pertaining to this stated intention as an integral part of an exchange. Provided, however, such documents or agreements shall not affect Buyer's or Seller's legal rights under this Agreement and the closing shall not be delayed as a consequence of said cooperation.

19.   (a)   Should said Buyer fail to perform their Agreement promptly on their part at the time and in the manner herein specified the Seller may elect to continue this Agreement in full force and effect and hold the Buyer liable for all damages arising from a breach of the provisions hereof or alternatively seek specific performance of this Agreement. Buyer shall reimburse Seller for all reasonable legal fees, court costs, and all other reasonable costs of such action.

(b) Should said Seller fail to perform their Agreement promptly on their part at the time and in the manner specified herein, the Buyer's remedy shall be to either terminate this Agreement by delivery of written notice to Seller, or to continue this Agreement and seek specific performance of Seller's obligations hereunder. Seller shall reimburse Buyer for all reasonable legal fees, court costs, and all other reasonable costs of such action.

(c) The terms of this Agreement are to apply to and bind the heirs, executors, administrators, successors and assigns of the respective parties, and time is of the essence of the performance hereof.

20. The Buyer's payment of the purchase price is expressly made subject to releases from all of the agencies with respect to the Seller, and the transaction, establishing that no taxes or debts from or against the Seller or the property on account of the transaction are claimed.

21. In case the aforesaid property should be injured by fire or otherwise before the delivery of the Bill of Sale as herein provided, the Buyer shall have the option to declare this Agreement null and void or agree to complete the purchase and receive assignment of the insurance proceeds.

22. This Agreement and earnest money, if any, shall be held by SELLERS ATTORNEY, for the mutual benefit of the parties hereto.

23. Each party hereto shall pay for their own attorney's fees for the perfection of the closing of the aforementioned real estate.

24. Seller acknowledges the Buyer is purchasing the business as a fully operating business. This Agreement shall be contingent upon the satisfaction of the following:

(a) Buyer obtaining, at Buyer's expense, a Phase I environmental audit of the premises showing no environmental conditions unacceptable to the Buyer are present, in the Buyer's sole discretion.

(b) The Buyer determining, in Buyer's sole discretion, that the premises and equipment are suitable for Buyer's intended use, in Buyer's sole discretion.

(c) Buyer determining in Buyer's sole discretion that the business is acceptable to the Buyer.

(d) Buyer obtaining the appropriate funding for the down-payment due and owing at closing.

(e) Seller providing an acceptable ALTA survey at Seller's expense.

(f) All such contingencies must be satisfied on or before NOV 30, 2018

BH/mr

or **165** days after execution of this Agreement, whichever is later. If Buyer in Buyer's sole discretion determines that a contingency cannot be satisfied, Buyer can elect to terminate this Agreement, and the deposit shall be immediately refunded to the Buyer. If Buyer does not notify Seller that the contingencies have been satisfied on or before **Nov 30**, 2018 or **160** days after execution of this Agreement, whichever is later, this Agreement shall be deemed terminated, and the deposit shall be immediately refunded to the Buyer.

25.   Buyer may enter upon the premises for the purpose of conducting inspections, audits, and surveys (collectively, the "inspections") for the purpose of determining whether the premises, equipment, and ongoing business are acceptable to Buyer. Buyer shall pay and be solely liable for all costs incurred for the inspections. Buyer shall be liable for all damage or injury to person or property resulting from any such inspection occasioned by the acts of Buyer, its employees, agents or representatives, and Buyer shall indemnify and hold harmless Seller from any liability resulting therefrom. This indemnification by Buyer shall survive the closing or the termination of this Agreement, as applicable. Buyer shall conduct such inspections in a manner which shall not interfere with Seller's business operations on the premises and the use and enjoyment of the premises by Seller's tenants and their guests and invitees.

Within fifteen (15) days after execution of this Agreement, if readily available, Seller agrees to provide or make available the following to Buyer:

(a)   Environmental Reports. Copies of all written reports, tests and information regarding soil conditions, ground water, wetlands, underground tanks, subsurface conditions and/or other environmental conditions concerning the Property.

(b)   Building Documents. Copies of all plans and specifications for the construction of the Improvements, all agreements relating to the design or the construction of the Improvements (including, but not limited to, any warranties), and all permits, licenses or other approvals necessary in order to construct and Operate the Improvements in accordance with all applicable laws.

(c)   Rental Agreements/Existing Contracts with Customers/Existing Contracts with Service Providers. Copies of all rental agreements, existing contracts with customers, and existing contracts with service providers and leases of equipment or other items.

(d)   Intangible Property. A list of all intangible property relating to the Property, together with copies of any documents underlying or evidencing any of the intangible property, as well as summaries of any agreements relating to the intangible property, or any part thereof, that are oral rather than written.

(f)   Real Property Tax Bills. Copies of the most recent real property tax bills applicable to the Property.

(g)   Personal Property. An inventory of all of the personal property located at or used in connection with the business, including all wines, beers, and other propducts for sale, and all equipment and fixtures.

(h) Approvals/Licenses. Copies of any development approvals obtained, applied for and pending in connection with the business; copies of any applications for development approvals that have been denied; copies of any environmental impact reports, licenses and permits required by any zoning or environmental laws; copies of any subdivision plans or plats, and certifications, rezonings, general plan amendments, parcel maps and development agreements; and copies of all other permits, licenses, franchises, certifications, authorizations, approvals and permits issued by any governmental or quasi-governmental authorities for the construction, ownership, operation, use and occupancy of the Property, or any part thereof. Copies of all licenses required to operate the business.

(i) Existing Title Policies and Survey. Copies of the most recent owner's and lender's title insurance policies and commitments issued to Seller and its mortgagee(s) for the Property, with all subsequent or updated title commitments or reports issued after the issuance of such title policies and commitments, and the most recent property survey of the Property.

(j) Insurance Certificates. Copies of current insurance certificates evidencing the insurance maintained by Seller or on behalf of Seller.

(k) Summary of Legal Action. All documents, if any, relating to unresolved legal or administrative actions, suits or proceedings or any unresolved arbitrations directly or indirectly concerning the Property, or any portion thereof or any interest therein, including, without limitation, all such actions, suits or proceedings taken on behalf of or against, or in any way affecting the ownership of the Property, or any portion thereof or any interest therein.

(l) Books and Records. Copies of all books and records relating to the Property and its operation ("Books and Records"), including operating statements for the Property for 2015, 2016, 2017 and 2018 to date, including operating expense history and capital expenditures, as well as, federal income tax returns for the Property for the last three (3) years.

(m) Other Information. All other information and legible copies of any documents that may materially affect an informed evaluation of the economic or physical condition of the Property or the operation or management of all or any portion thereof.

If Seller fails to provide all documents readily available and outlined above on or before the 15th day after execution of this Agreement, the closing date will be extended the number of days in which the Seller delayed in the providing such documentation.

26. Buyer may assign this Agreement, including all of their rights and obligations, to

9



any other persons or entities. Whenever appropriate in this Agreement, references to Buyer shall be deemed to refer to such party's assignees. Assignment to another person or entity shall not relieve Buyer of the obligations hereunder.

27. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

28. This Agreement contains the entire understanding of the parties, and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, except as expressly referred to herein.

29. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively), only with the written consent of the Seller and Buyer.

30. Each party hereto agrees to execute any additional documents and to take any further action as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

31. The representations and warranties herein shall survive the Closing.

32. The parties agree that should any provision of this Agreement be declared, found or ruled unenforceable, that the other provisions of this agreement shall remain in full force and effect as between these parties.

33. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

34. Notice given or required in this Agreement or any addendum must be given in writing in one of the following forms:

(a) Personally;

(b) By certified mail, return receipt requested, properly addressed and all charges prepaid; or

(c) By express delivery with charges prepaid and addressed to the appropriate party at the address set forth below.

All notices shall be deemed to have been received on the date of personal service or on the 3rd day following date postmarked. Notice must be served upon or addressed to any one of the Seller or any one of the Buyer personally unless specified otherwise. Notice by any other means is not valid.

- Seller's current address is 83 KITE HILL RD CARBONDALE, IL 62903 (Telephone: 6186845072).

10

COPY TO: DOMINIC J. MANCINI
133 FULLER RD.
HINSDALE, IL 6052.



- Buyer's current address is C/O MATT LEIDLEIN 744 N. WELLS ST #300 CHICAGO IL 60654 (Telephone: 2174548541) with a copy to Buyer's attorney, Handegan Law Office, PO Box 467, Decatur, Illinois 62525-0467.

35. (a) Buyer shall pay to Seller all costs and expenses, including attorneys' fees, incurred by Seller (i) in any action or proceeding to which Seller may be made a party by reason of being a party to this Agreement; and (ii) in enforcing any of the covenants and provisions of this Agreement.

(b) Seller shall pay to Buyer all costs and expenses, including attorneys' fees, incurred by Buyer (i) in any action or proceeding to which Buyer may be made a party by reason of being a party to this Agreement; and (ii) in enforcing any of the covenants and provisions of this Agreement.

36. The parties mutually warrant and represent to the other that there is no real estate broker that has been authorized to act on their behalf in respect of the transactions contemplated hereby. Each of the parties shall indemnify and save the other harmless from any claim by any broker or other person for commissions or other compensation for bringing about the transactions contemplated hereby where such claim is based on the purported employment or authorization of such broker or person by such party.

37. (a) Waivers or modifications of this Agreement, or of any covenant, condition, or limitation contained herein, are valid only if in writing. Such writing must be duly executed by the parties.

(b) One or more waivers or modifications of any covenant, term or condition in this Agreement by any party shall not be construed by any other party as a waiver or modification applicable to any subsequent breach of the same covenant, term or condition. Evidence of any such waiver or modification may not be offered or received in evidence in any proceeding, arbitration, or litigation between the parties arising out of or affecting this Agreement, or a party's rights or obligations under it. This limitation does not apply if the waiver or modification is in writing and duly executed as provided above.

38. The parties to this Agreement have been represented by competent counsel. This agreement is therefore deemed to have been jointly prepared by the parties, and any uncertainty or ambiguity existing in it shall not be interpreted against any party, but rather shall be interpreted according to the prevailing standards within the industry, at the time the agreement was entered into, regarding the issues which appear to be ambiguous or uncertain.

39. The parties agree to perform any and all acts and to execute and deliver any and all documents necessary or convenient to carry out the terms of this agreement.

40. This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original, but such counterparts shall together constitute and be

BAD [illegible]

one and the same instrument. Facsimile or electronic transmission of signatures of the parties hereto shall be deemed valid signatures once transmitted to the other party or parties.

41. If any part, clause, or condition of this Agreement is held to be partially or wholly invalid, unenforceable, or inoperative for any reason whatsoever, such shall not affect any other provision hereof, which shall continue to be effective as though such invalid, inoperative, or unenforceable part, clause or condition had not been made.

42. This Agreement shall be binding ~~upon and~~ inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

100 MILES

43. **JIM BUSH** and **BARBARA BUSH** shall ~~not~~ operate or own any winery or bed and breakfast, or both together within ~~5 miles~~ of the location of Kite Hill Vineyards Bed and Breakfast and Winery, for a period of five (5) years.

IN WITNESS WHEREOF, said parties hereto set their hands this 22nd day of JUNE, 2018.

SELLER:
KITEHILL, INC.

By: Barbara A Bush, President
Barbara B. Bush, its President

MIDLAND IRA
~~**ENTRUST CHICAGO LLC IRA #24294**~~

By: ______________________
Steven M. Miszkowicz, its Manager

BUYER:
GRAMMER ROAD HOLDINGS, LLC

By: Tony Cacc
Tony Caccomo, its Managing Member

STATE OF ILLINOIS)
)SS
COUNTY OF __________)

The foregoing instrument was acknowledged before me this _____ day of _________________, 2018 by BARBARA A. BUSH as president of KITEHILL, INC., personally known to me to be the same person whose name is subscribed hereto, for the purposes therein set forth, including the release and waiver of the right of homestead.

____
Notary Public

12

BAB AW

STATE OF ILLINOIS   )
)SS
COUNTY OF _____   )

     The foregoing instrument was acknowledged before me this _____ day of _____, 2018 by STEVEN M. MISZKOWICZ as manager of ENTRUST CHICAGO LLC IRA #24294., personally known to me to be the same person whose name is subscribed hereto, for the purposes therein set forth, including the release and waiver of the right of homestead.

                                               _____
                                                     Notary Public

STATE OF ILLINOIS   )
)SS
COUNTY OF _____   )

     The foregoing instrument was acknowledged before me this _____ day of _____, 2018 by TONY CACCOMO as managing member of GRAMMER ROAD HOLDINGS, LLC, personally known to me to be the same person whose name is subscribed hereto, for the purposes therein set forth, including the release and waiver of the right of homestead.

                                             _____
                                                     Notary Public

Signing individually only as to Paragraph 5(d) and Paragraph 43 of this Agreement. Such signatures will not bind the individuals below to any other provisions of this Agreement.

_____
Jim Bush

_____
6-22-18
Date Signed

_____
Barbara Bush

_____
6-22-18
Date Signed

Prepared by:
Handegan Law Office
Attorneys for Buyer
101 S. State Street
P.O. Box 467
Decatur, Illinois 62523
Telephone: (217) 422-2420
FAX: (217) 422-4520



EXHIBIT A
Real Estate Legal Description

EXHIBIT B
Personal Property/Inventory

AM

LAW OFFICES OF
DOMINIC J. MANCINI, P.C.

DOMINIC J. MANCINI
DOMM1@MSN.COM

JOSEPH F. BENDORAITIS
LEGAL.ESTATE.SERVICES@GMAIL.COM

133 Fuller Road
Hinsdale, Illinois 60521
(630) 325-2580
FAX: (630) 325-5169
DOMMANCINILAW.COM

CHICAGO OFFICE
Suite 514
100 North LaSalle Street
Chicago, Illinois 60602

June 14, 2018

Handegan Law Office
P.O. Box 467
Decatur, IL 62525-0467

Re: 83 Kite Hill Road, Carbondale, IL 62903

To Whom It May Concern:

Please be advised that the undersigned will be representing the Barbara A. Bush and her
IRA. I have reviewed the proposed offer and would suggest the following modifications:

1.   The name of the IRA has changed from Entrust Chicago LLC to Midland   ✓ OK
        IRA, Inc.

2.   I have ordered a title commitment and once the title commitment is   ✓ OK
        received, it might shed some light on the actual Sellers of the property.

3.   Seller reserves the right to change the allocation of the purchase price after   ✓ OK
        discussing same with their accountant. Buyer agrees that it will accept
        any allocation of purchase price Buyer selects.

4.   Since the Seller is acting as the bank, rather than credit the Buyer with any
        tax credits, Seller will hold any tax credit in an escrow account and in
        addition to the monthly payments that the Buyer makes to the Seller,   ✓ OK
        Buyer shall also deposit with Seller 1/12th of the real estate taxes per
        month in a tax escrow and Seller will pay same when the tax bills are
        received.

        $750

5.   Paragraph 22, I have no objection to your office holding the earnest   ✓
        money as long as we are furnished with a copy of the earnest money check
        and a copy of the deposit slip.

                                                                            OK

6. Paragraph 24, a time period due diligence time period be inserted in paragraph 24. (f). ✓

7. On Page 8, paragraph (f) Personal Property, the inventory is a fluid matter and will have to be determined at the time of the closing. The Seller is leaving the equipment and fixtures but is not leaving any items of personal property. They are leaving the guest room only furniture and the appliances. ✓

8. My client has no environmental reports, there are no rental or existing contracts with customers, and there are no rental agreements. Regarding the licenses, I believe that your client will have to apply for their own liquor license and will need to go through whatever federal and state background checks are required. ✓ *OK LIST*

9. My client already provided you with a copy of the survey and a copy of the insurance policies and there are no legal actions pending for paragraph (j.) ✓

10. For Seller's current address you can use 83 Kite Hill Road, Carbondale, Illinois 62903; for my address please use Dominic J. Mancini, 133 Fuller Road, Hinsdale, IL 60521.

$ 5,000

One further note, on Exhibit "C", the Employment Agreement, it appears that only Barbara A. Bush will be available to work for the company, so paragraph B. should be $10,000.00 a month to Barbara A. Bush.

As soon as we receive the title commitment, we will forward to you and we will be in a better position to sign a contract at that time.

Please advise if these modifications are acceptable to you.

Very truly yours,



Dominic J. Mancini

DJM:ld

cc: Barbara A. Bush

Letter.began061418

OK
By: GRAMNA ROAD HOLDINGS, LC
By: Tony Ciccone

CONSULTING AGREEMENT

THIS AGREEMENT made and entered into this 21st day of June, 2018, between

GRAMMER ROAD HOLDINGS, LLC, on behalf of itself, its parent company and any of its subsidiaries, and their successors and assigns, by one of its Managing Members, TONY CACCOMO (hereinafter referred to as "Company") and BARBARA BUSH, (hereinafter referred to as "Consultant").

The following RECITALS are a material part of this Agreement:

A. Company is engaged in the operation of a winery.
B. Consultant has experience in the operation of a winery.
C. Company desires to utilize Consultant's expertise in such areas, and for a fee, Consultant is willing to offer her expertise to Company.

IT IS THEREFORE AGREED, in consideration of the mutual promises contained herein:

1-Consultant shall conduct the work of advising and consulting on marketing, sales and operations in a timely and workmanlike manner.

2-Consultant agrees to complete the work in a diligent and workmanship like manner for the Company.

3-In exchange for Consultant's efforts, Company will pay to Barbara Bush the sum of Five Thousand Dollars ($5,000) a month.

4-This Agreement shall continue for 2 years (or more) from the date of closing on the property or until 1 month after the mortgage due and owing to Seller has been paid off in the event the loan is paid off earlier.

5-Consultant acknowledges that she may obtain confidential business information of Company and agrees not to release any such information to any third party at any time. Company may seek liquidated damages if the disclosure causes harm to the Company.

6-Subject to other provisions of the Agreement, and unless otherwise provided herein, this Agreement shall continue unless terminated by agreement of the parties.

7-Notice given or required in this Agreement must be in writing in one of the following:

a-Personally;

b-By certified mail, return receipt requested, and all charges prepaid;

c-By express delivery with charges prepaid and addressed to the appropriate part at the address set forth below.

All notices shall be deemed to have been received on the date of personal service or on the 3rd day following date postmarked.

CONSULTANT'S current address: 83 Kite Hill Road, Carbondale, IL

COMPANY'S current address: 744 N. Wells Street, Suite 300, Chicago, IL 60654

8-This Agreement may not be modified unless in writing and signed by all parties hereto.

9-This Agreement shall be binding on the heirs, executors, administrators, agents, successors and assigns of the parties hereto.

10-Consultant shall have the use of the B&B Premises used by her previously.

12- BARBARA BUSH shall not operate or own any winery or bed and breakfast, or both together, within 100 miles of the location of Kite Hill Vineyards and B&B, for a period of 5 years.

IN WITNESS WHEREOF, the parties have executed this agreement on the date and year set forth above.

GRAMMER ROAD HOLDINGS, LLC

By: _____   _____

TONY CACCOMO, MANAGING MEMBER   BARBARA BUSH